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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

COHESANT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19248010

(CUSIP Number)

Suart McNeill
1020 E. Cordova Street
Vancouver, British Columbia V6A 4A3
CANADA
(778) 892-3234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 192480101

1.	Name of Reporting Person: 4279 Investments Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 461,124 Shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 461,124 Shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,124 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.6% (see Item 5)

14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cohesant Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5845 W. 82nd Street, Suite 102, Indianapolis, Indiana 46278.

Item 2.	Identity and Background.
     a. This statement is being filed by 4279 Investments, Ltd. (“4279 Investments”). 4279 Investments is a “Reporting Person.”
     b. 4279 Investments is a British Columbia corporation.
     c. 4279 Investments is a corporation previously principally engaged in the business of providing plumbing services by use of epoxy and repiping and licensing technologies developed in its plumbing businesses to third parties.
     d. During the last five years, 4279 Investments has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     e. The address of the principal office of 4279 Investments is 1020 E. Cordova Street, Vancouver, British Columbia V6A 4A3, CANADA.

Item 3.	Source and Amount of Funds or Other Consideration.
     4279 Investments acquired 461,124 shares of Common Stock pursuant to an asset purchase agreement dated as of August 12, 2005 by and among Cohesant Infrastructure Protection and Renewal of Canada, Ltd., 0728487 BC Ltd. and Cohesant Infrastructure Protection and Renewal, LLC (collectively, the “Purchasers” and all of which are wholly-owned subsidiaries of the Issuer), 4279 Investments and its subsidiaries, Curaflo Technologies Ltd., Curalease Ltd., Curaflo Technologies (Canada), Inc., Curaflo of BC, Inc., Curaflo Technologies (USA), Inc. and Curaflo of the Silicon Valley, Inc. (collectively, “Seller”) (the “Asset Purchase Agreement”) in exchange for the sale and transfer by Seller of substantially all of their assets to the Purchasers. The Asset Purchase Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     The foregoing summary of the terms and conditions of the Asset Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of that document, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.
     4279 Investments entered into the Asset Purchase Agreement and acquired Common Stock (which is the subject of this filing) to sell its business and substantially all of its assets to the Issuer.

     The Reporting Person has acquired and holds the shares of Common Stock reported by such Reporting Person in this Report for investment purposes.
     Except as set forth above in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission. However, nothing in the preceding sentence should be interpreted to preclude the Reporting Person from making any plans or proposals which would relate to or result in any of the plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of Issuer.
          (a) 4279 Investments is deemed to beneficially own 461,124 shares of Common Stock which constitutes approximately 14.6% of the issued and outstanding Common Stock. The percentage calculation is based upon 3,164,789 shares of Issuer’s Common Stock issued and outstanding on October 12, 2005, as reported in the Issuer’s most recent Quarterly Report in Form 10-QSB, filed on October 14, 2005.
          (b) 4279 Investments may be deemed to have sole voting and dispositive power over 461,124 shares of Common Stock.
          (c) 4279 Investments has not effected any transaction in the Common Stock during the past sixty (60) days.
          (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, in each case, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.
     The following are filed as exhibits to this Statement on Schedule 13D:

Exhibit 1	Asset Purchase Agreement dated as of August 12, 2005 by and among Cohesant Infrastructure Protection and Renewal of Canada, Ltd., 0728487 BC Ltd. and Cohesant Infrastructure Protection and Renewal, LLC (collectively, the “Purchasers” and all of which are wholly-owned subsidiaries of the Issuer), 4279 Investments and its subsidiaries, Curaflo Technologies Ltd., Curalease Ltd., Curaflo Technologies (Canada), Inc., Curaflo of BC, Inc., Curaflo Technologies (USA), Inc. and Curaflo of the Silicon Valley, Inc. (collectively, “Seller”). (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated August 16, 2005)

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2005

4279 INVESTMENTS, LTD.
By:	/s/ Stuart McNeill
STUART MCNEILL, President